Exhibit (d)(6)

CONFIDENTIAL

March 23, 2023

Steven Johnson

Re: Offer Letter

Dear Mr. Johnson,

Backgammon Acquisition Corp. (“Merger Sub”) is pleased to provide you this offer letter (the “Agreement”) outlining the terms and conditions of your employment with Merger Sub and its successors (the “Company”).

A.   Concurrently with the execution of this Agreement, SoftBank Group Corp. (“Parent”), Merger Sub, and Berkshire Grey, Inc. (“Berkshire Grey”) are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into Berkshire Grey (the “Transactions”), with Berkshire Grey being the surviving corporation;

B.     You and Berkshire Grey previously entered into an Employment Agreement (the “Prior Employment Agreement”) dated October 28, 2019; and

C.     The Company wishes to continue your employment following the Transactions and you wish to continue to be employed following the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, you and the Company hereby agree as follows:

1.	Effective Date; At Will Employment. This Agreement shall become effective on the date of closing of the Transactions contemplated by the Merger Agreement (the “Closing Date”) and shall supersede the Prior Employment Agreement (and any amendments thereto). In the event the Merger Agreement is terminated, this Agreement shall be null and void and shall have no force or effect on any party. Your employment with the Company shall be “at will” at all times. The Company may terminate your employment at any time, with or without advance notice, and with or without Cause, notwithstanding anything to the contrary contained in or arising from any statements, policies or practices of the Company relating to the employment, discipline or termination of its employees. In addition, the terms and conditions of your employment at the Company, including those described in this Agreement, can be modified at any time, subject to your Good Reason rights.

2.	Position. You will be employed full-time as the Company’s President and Chief Operating Officer. Your responsibilities as the Company’s President and Chief Operating Officer shall include, but are not limited to, such duties and responsibilities as are normally related to such position in accordance with the standards of the industry and any additional, fewer or alternative duties now or hereafter and/or otherwise reasonably assigned to you in good faith, subject to reasonable direction of the Company, and you agree to devote substantially all of your business efforts and time to the advancement and business interests of the Company and its Parent as a whole. This position will initially report to the Company’s Chief Executive Officer. Your principal working location will be in Bedford, Massachusetts, although you will engage in periodic business travel.

3.	Compensation.

a.	Base Salary: You will be paid an annual base salary of $375,000 payable in accordance with the Company’s standard payroll schedule on a semi-monthly basis, subject to withholding for applicable taxes and other deductions.

b.	Annual Bonus. You will be eligible to receive a discretionary annual bonus with a target of 70% of your then current annual base salary, less applicable taxes, deductions and withholdings. Your actual bonus payout, if any, may depend on factors such as Company’s financial performance and the Company’s assessment of your group or individual performance. You acknowledge that you will not acquire a right to receive a bonus, nor shall the Company come under such an obligation, merely by virtue of you having received one or more bonus payments during the course of your employment. Subject to your Good Reason rights, the Company may at any time amend the terms of any bonus payment or plan, including, but not limited to, increase or decrease the bonus opportunity, or withdraw the scheme in its entirety, in each case whether generally or solely in relation to you. The performance period for your 2023 bonus will be January 1, 2023 through March 31, 2024. The performance period for annual bonuses after fiscal year 2023 is April 1 through March 31 of the applicable year. You must be employed by the Company on the last day of the fiscal year in order to be eligible to receive your bonus.

c.	Conversion of Equity Awards. You acknowledge and agree that, on October 28, 2019, Berkshire Grey and you entered into a Restricted Stock Award Agreement, pursuant to which you acquired an aggregate of 7,003,438 shares of Berkshire Grey’s common stock (after conversion in connection with the de-SPAC transaction between Berkshire Grey and the legacy Berkshire Grey) under the Berkshire Grey Inc. 2013 Stock Option and Incentive Plan (the “Restricted Stock Agreement”), of which, 1,023,825 shares of Berkshire Grey’s common stock have since been repurchased by Berkshire Grey.

You further acknowledge and agree that, at the Effective Time (as defined in the Merger Agreement), any restricted shares subject to the Restricted Stock Agreement that are unvested as of immediately prior to the Effective Time shall be immediately and automatically canceled and in exchange therefor as purchase price you will receive a contingent cash amount equal to the number of such unvested restricted shares subject to such Restricted Stock Agreement multiplied by the Merger Consideration (as defined in the Merger Agreement) (the “Converted Cash Value”). The Converted Cash Value represents payment of purchase price for the unvested restricted shares under the Restricted Stock Agreement and not a new compensatory award.

Notwithstanding anything to the contrary in the Restricted Stock Agreement, you will receive the Converted Cash Award as follows:

(i)	$817,076 (as of the date hereof, but which amount will be reduced based on vesting that occurs between the date hereof and the Closing Date with the amount of any such reduction being instead paid to you at Closing in consideration of your vested shares) representing the portion of the Converted Cash Value associated with restricted shares that are solely subject to time-vesting conditions (i.e., 583,626 shares as of the date hereof), shall be paid in cash in equal monthly installments on the last day of each of month ending after the Closing Date through a final installment on October 31, 2023 (corresponding to the vesting schedule set forth in the Restricted Stock Agreement), subject to your continued employment with the Company through the applicable payment date; and

(ii)	$3,268,266 representing the portion of the Converted Cash Award associated with restricted shares that are subject to performance-vesting conditions (i.e., 2,334,476 shares as of the date hereof), shall be paid in cash, subject to your continued employment with the Company through the applicable payment date, as follows: (x) 25% on March 1, 2024 and (y) 1/48th as soon as reasonably practicable following each monthly anniversary thereafter until full payment on March 1, 2027.

Notwithstanding anything to the contrary in this Agreement or the Restricted Stock Agreement, if:

(A)	prior to the 6-month anniversary of the Closing Date, your employment is terminated for any reason other than for Cause by the Company, then 50% of the unpaid portion of the Converted Cash Value shall be paid as soon as reasonably practicable (but not later than 30 days) following the termination date (for the avoidance of doubt, any remaining unpaid portion of the Converted Cash Value shall be forfeited immediately following such termination of employment);

(B)	at any time within the one-year period following the Closing Date, your employment with the Company is terminated (x) by the Company without Cause, (y) due to your resignation for Good Reason or (z) by reason of your death or Disability, then 100% of the remaining, unpaid portion of the Converted Cash Value shall be paid as soon as reasonably practicable (but not later than 30 days) following the termination date; and

(C)	at any time during the period after the one-year anniversary of the Closing Date, but before the date on which the Converted Cash Value has been paid in full, your employment with the Company is terminated (x) by the Company without Cause, (y) due to your resignation for Good Reason or (z) by reason of your death or Disability, then 50% of the unpaid portion of the Converted Cash Value shall be paid as soon as reasonably practicable (but not later than 30 days) following the termination date (for the avoidance of doubt, any remaining unpaid portion of the Converted Cash Value shall be forfeited immediately following such termination of employment).

Any payment in respect of the Converted Cash Value after your termination of employment shall be subject to your execution of the Release ( as defined below), your compliance with the terms and conditions of the Release and shall be paid only following the effectiveness of the Release. For the avoidance of doubt, in such circumstance, Section 7 and Section 11 of the Restricted Stock Agreement shall cease to apply.

d.	Benefits. The Company offers a comprehensive benefits program that includes medical, dental, vision, life insurance, and long-term disability. You will be eligible for these programs on your date of hire. In addition, you may elect to participate in the 401(k) plan. These programs may be added, changed, or revoked from time to time in the Company’s discretion. In addition, the Company will reimburse you for the reasonable costs of a furnished corporate apartment within reasonable proximity to the Company’s office in Bedford, Massachusetts and the reasonable utility costs associated with such corporate apartment, in each case, consistent with monthly costs paid as of immediately prior to the Closing Date. You will be entitled to indemnification protection to the fullest extent permitted under the Company’s governing document and applicable State law.

e.	Recoupment. Notwithstanding any other provision of this Agreement, all incentive-based or other compensation paid to you under this Agreement or any other agreement or arrangement with the Company will be subject to such deductions and claw-backs as may be required to be made pursuant to any law, government regulation, or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

4.	Termination of Employment. Upon a termination of your employment for any reason, the Company will pay you the Accrued Obligations.

a.	Termination by the Company without Cause or Resignation by You for Good Reason. If the Company terminates your employment at any time without Cause or if you resign your employment with the Company for Good Reason, then you shall be eligible to receive: (a) the Accrued Obligations, payable on the first payroll date after your date of termination and (b) the Severance Benefits, provided that: (i) by the sixtieth (60th) day following the date of your termination of employment from the Company, you have signed and delivered to the Company a separation agreement containing (A) an effective, general release of claims in favor of the Company and its affiliates and representatives, in the form acceptable to the Company (the “Release”), which cannot be revoked in whole or part by such date (the date that the Release can no longer be revoked is referred to as the “Release Effective Date”) and (B) a non-competition agreement on terms identical to those set forth in the first two sentences of Section 8(a) (and applicable portions of Section 15) hereof; (ii) if you hold any other positions with the Company or any affiliate, including a position on any board, you resign such position(s) to be effective no later than the date of your termination (or such other date as requested by the Company); (iii) you return all Company property and comply with your post-termination obligations under this Agreement and the PIIA (as defined below); and (iv) you comply with the terms of the Release. To the extent that any Severance Benefits are deferred compensation under Section 409A of the Code, and are not otherwise exempt from the application of Section 409A, then, if the period during which you may consider and sign the Release spans two (2) calendar years, the payment of Severance Benefits will not be made or begin until the later calendar year. Any Severance Benefits provided to you are in lieu of, and not in addition to, any benefits to which you may otherwise be entitled under any Company benefit or severance plan, policy or program.

b.	Termination for Any Other Reason. In the event that (i) the Company terminates your employment for Cause, (ii) the Company terminates your employment by reason of death or Disability or (iii) you terminate your employment with the Company without Good Reason, you will not receive the Severance Benefits, or any other severance compensation or benefit, except that, pursuant to the Company’s standard payroll policies, the Company shall provide to you the Accrued Obligations.

5.	Outside Activities. During your employment with the Company, you agree that you will not engage in any other employment, consulting or business activity without the prior written consent of the Company, provided that, with such prior written consent, you may serve on the board of directors of philanthropic or civic organizations or another company that is not competitive with the business of the Company, in each case only to the extent that such service or participation does not interfere with your employment with the Company or duties under this Agreement.

6.	Compliance with Policies and Duty of Loyalty. Your employment is conditioned upon your compliance with all applicable policies and procedures of the Company and its affiliates as may be adopted or amended from time to time. You will devote your business efforts and time exclusively to the advancement of the business and interests of the Company and will discharge your obligations under this Agreement to the best of your ability and in accordance with the Company’s policies as may be in effect from time to time. As an employee of the Company, you acknowledge that you owe it a duty of loyalty that exists independent of this Agreement or any other.

7.	Employee Confidentiality, Intellectual Property and Computer Privacy Agreement. You agree that as condition of employment and material inducement of the Company to sign this Agreement, you shall sign and regardless be bound by the terms of the Company’s Employee Proprietary Information and Inventions Agreement (“PIIA”), attached hereto as Exhibit A, the terms of which are hereby incorporated by reference. You hereby agree that the Company may notify a prospective or actual new employer of yours about your rights and obligations under the PIIA, and that the Company may provide such agreements in whole or part (at its option) to any such new employer.

8.	Non-Competition.

a.	During the Restricted Period, in order to protect the Company’s confidential and proprietary information, trade secrets, goodwill and other legitimate business interests, you agree that you will not, anywhere in the Restricted Territory, directly or indirectly, whether as owner, partner, shareholder, member, consultant, agent, employee, co-venturer or otherwise, either for yourself or for any other person or entity, become employed or otherwise engaged by any Competitor in any Competitive Capacity or related to any Competing Product that the Company is engaging in or has engaged in researching, developing, marketing, licensing, leasing or selling as of the time of your termination. Notwithstanding the foregoing, the restrictions in this Section shall not prohibit you from (i) providing services following your employment with the Company to a Competitor so long such services do not relate to or involve any Competitive Capacity or any Competing Product, and provided that you have delivered to the Company a written statement, confirmed by such Competitor in advance of your commencing such engagement, describing your duties and stating that such duties are consistent with your obligations under this Agreement or (ii) owning less than two percent (2%) of the publicly traded securities of any corporation, provided that such ownership represents a passive investment and you are not a controlling person of, or member of a group that controls, such corporation. Furthermore, this Section is inapplicable in the event you are terminated without Cause or laid off by the Company.

b.	You acknowledge and agree that: (i) you have been provided the opportunity to review the terms of this Section at least ten (10) business days before it becomes effective; (ii) this Agreement is supported by fair and reasonable consideration, including that in Section 3(b), for which you were otherwise not eligible until entering into this Agreement (as is in compliance with the provisions of Mass. Gen. L. c. 149, §24L, where applicable); (iii) the terms of this Section are no broader than necessary to adequately protected legitimate business interest, are reasonable in the scope of prohibited activities in relation to the interests the Company seeks to protect, and are reasonable in geographic scope in relation to the interests protected; (iv) the Restricted Period shall be extended to twenty-four (24) months in the event you breach your fiduciary duty to the Company and/or unlawfully take, physically or electronically, property belonging to the Company; and (v) you are encouraged to consult with an attorney before signing this Agreement.

9.	Non-Solicitation. During the Restricted Period, in order to protect the Company’s confidential and proprietary information, trade secrets, goodwill and other legitimate business interests, you agree that you shall not, in any capacity, whether for yourself or on behalf of any other person or organization, directly or indirectly, with or without compensation, (a) solicit, divert or encourage any officers, directors, employees, agents, consultants or representatives of the Company or its affiliates, with whom you worked with or met, supervised, or learned confidential information about through your employment with the Company, to (i) terminate their or its relationship with the Company (or any affiliate), or (ii) become officers, directors, employees, agents, consultants or representatives of a Competitor; (b) solicit (in a Competitive Capacity or in relation to a Competing Product), or for any reason otherwise divert or appropriate any customers, clients, vendors or distributors of the Company or its affiliate with whom you worked, learned of or met, were responsible for (directly or through your reports), or learned confidential information about through your employment with the Company; or (c) influence or attempt to influence any of the customers, clients, vendors, distributors or business partners of the Company or its affiliates with whom you worked, learned of or met, were responsible for (directly or through your reports), or learned confidential information about through your employment with the Company, to transfer their business or patronage from the Company or its affiliates to any Competitor or otherwise reduce the amount of such business.

10.	Non-Disparagement. You agree that, during your employment and at any time thereafter, you shall not directly or indirectly make any statement, whether in commercial or non-commercial speech, disparaging, criticizing, defaming, slandering, or ridiculing in any way the Company, its affiliates or their respective officers and directors, or any products or services offered by any of these entities. The foregoing shall not be violated by truthful responses in connection with legal process, governmental inquiry, or where otherwise required by law, or by private statements to other Company personnel. Nothing in this Agreement restricts or impedes you in any way from exercising protected rights, including (without limitation): (i) from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that you have reason to believe is unlawful; or (ii) rights under section 7 of the National Labor Relations Act, including the right to engage in protected concerted activities (e.g., discuss terms and conditions of employment for mutual aid and protection), the right to file (or assist another employee to file) unfair labor practice charges, or participate, assist with, or cooperate in an investigation by the National Labor Relations Board. Any breach of this section shall relieve the Company of its obligations to provide Severance Pay to you.

11.	No Prior Restrictions. You represent to the Company that you are not bound by the terms of a non-competition or any other agreement with a former employer or other third party, or any other order, judgment or decree of any kind, which would preclude you from being employed by Company or which would impair your ability to perform your duties for Company. You agree that you shall not disclose to Company, or otherwise use in connection with the services you render on behalf of Company, any confidential or other proprietary information belonging to a former employer or other third party. You represent and warrant that you have returned to all prior employers any and all of their confidential or proprietary information or other property.

12.	No Conflict. You represent and acknowledge that you have been previously advised by the Company to review your post-employment obligations, if any, to third parties and hereby confirm that you have done so. You agree to comply with all lawful obligations, including any lawful obligation not to disclose the confidential and proprietary information of your prior employer. You understand that the Company is not seeking to hire you for the purpose of obtaining confidential or proprietary information of any third party. You represent and warrant that your execution of this Agreement, employment with the Company, and performance of your proposed duties under this Agreement shall not violate any obligations you may have to any other employer, person or entity, including any obligations with respect to proprietary or confidential information of any other person or entity. You further confirm that you will not and have not transferred, removed or copied any documents or proprietary data or materials of any kind, electronic or otherwise, from your current or former employer(s) without written authorization from your current or former employer(s), and that you will not use or disclose any such documents or proprietary data or materials during the course and scope of your employment with the Company. If you have any questions about the ownership of particular documents or other information, you must discuss those questions with your current or former employer(s) before removing or copying any documents or information. If you receive any letter, complaints, or other communications from any third party relating to your post-employment obligations, you will immediately notify your manager. The Company expects you to strictly and fully comply with this Section. Failure to do so may result in your immediate termination of employment.

13.	Remedies. In the event of a breach or threatened breach by you of any of the provisions herein, (including any exhibits), you hereby consent and agree that the Company, shall be entitled to seek, (in addition to other legal remedies, monetary damages, or other available forms of relief), a temporary or permanent injunction or other equitable relief against such breach or threatened breach from any court of competent jurisdiction, without the necessity of showing any actual damages or that money damages would not afford an adequate remedy, and without the necessity of posting any bond or other security.

14.	Return of Property. You agree that all property (including without limitation all equipment, tangible proprietary information, documents, records, electronic communications, notes, contracts and computer-generated materials) furnished to or created or prepared by you incident to your employment belongs to the Company and/or its affiliates and shall be promptly returned to the Company upon termination of your employment, or immediately if requested during your employment. You further agree that any property situated on the Company’s premises or systems and owned or operated by or on behalf of the Company, including disks, CDs and other storage media, email accounts, virtual file storage, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice. Prior to leaving your employment with the Company, you will cooperate with the Company in completing and signing the Company’s Certificate of Compliance Post Termination, a copy of which is attached to as Exhibit 3 to the PIIA. You agree that your obligation to return property shall apply if you use any personal device, method of communication, or data source or storage, for any Company purpose, such that you will promptly make available at any time to the Company any such personal device for inspection by the Company and for deletion of any Company information contained therein.

15.	Definitions

a.	“Accrued Obligations” means your (a) accrued but unpaid Base Salary and vacation through the date of termination; (b) any unreimbursed business expenses incurred by you payable in accordance with the Company’s standard expense reimbursement policies; and (c) benefits owed to you under any qualified retirement plan or health and welfare benefit plan in which you were a participant in accordance with applicable law and the provisions of such plan.

b.	“Cause” means the Company’s good faith determination that any of the following has occurred: (a) your intentional, unauthorized use or disclosure of confidential information or trade secrets of the Company or its affiliates which such use or disclosure causes material harm to the Company or its affiliates, including reputational harm; (b) your acting in a manner which you intend or reasonably could foresee to be materially detrimental or damaging to the Company’s or any of its affiliate’s reputation, business operations or relations with its employees, investors or others with whom it does business; (c) any material act of dishonesty, fraud, or other act of moral turpitude by you that adversely affects the Company or its affiliates; (d) your conviction of, or plea of “guilty” or “no contest” to a felony under the laws of the United States or any state thereof or the laws of any other jurisdiction applicable to you; (e) a material breach by you of any written agreement between you and the Company or its affiliates, or a material failure to comply with the written policies or rules of the Company or its affiliates that are applicable to you. The Company will provide you with written notice of termination for Cause describing the act or omission that constitutes grounds for Cause. Solely with respect to clause (e) above, you shall have a period of thirty (30) days during which you may cure such act or omission. If you do not cure the act or omission, or the same or similar conduct should re-occur after the end of the thirty (30) day cure period, the Company may terminate your employment for Cause. With respect to act or omission that is not susceptible to cure, the Company may terminate your employment for Cause immediately upon notice. The Company reserves the right to place you on administrative suspension (with pay) pending investigation of any allegations that might give rise to a finding of Cause.

c.	“Competitive Capacity” means any capacity, directly or indirectly, (a) in which you are to provide services that are the same or similar to the services you provided to the Company within the two years prior the termination of your employment with the Company, (b) that would inevitably require disclosure of the Company’s trade secrets or confidential and proprietary information to any Competitor; or (c) would result in you using your knowledge about the Company to provide any Competitor with a competitive advantage over the Company.

d.	“Competing Product” means any product or service in existence (or under active development at the time of your termination from the Company), which is substantially similar to, may be substituted for, or applied to substantially similar end use of the products of the Company.

e.	“Competitor” means any business, individual, partnership, firm, corporation or other entity which wholly or in any significant part engages or is preparing to engage in any business competing with the Company.

f.	“Disability” means termination because you are unable, due to a physical or mental condition, to perform the essential functions of your position with or without reasonable accommodation for ninety (90) days consecutively or one hundred and eighty (180) days in the aggregate during any twelve (12) month period or the Company makes such determination (at their sole discretion), based on the written certification by two (2) licensed physicians, of the likely continuation of such condition for such period. This definition shall be interpreted and applied consistent with the Americans with Disabilities Act, the Family and Medical Leave Act, and other applicable law.

g.	“Good Reason” means, notwithstanding any rights the Company has under Section 1 or Section 2 of this Agreement, in each case without your written consent, (a) a reduction in your Base Salary, other than a reduction of not more than ten percent (10%) that is implemented as part of a general reduction in base salary for similarly situated employees; (b) a reduction in your Annual Bonus target at any time prior to the fiscal year ending March 31, 2026, other than a reduction of not more than ten percent (10%) that is implemented as part of a general reduction in bonus potential for similarly situated employees; (c) a material, detrimental change to your job duties, responsibilities, or authority; (d) a material breach by the Company of a material provision of this Agreement; or (e) a change in your principal work location to a location that is more than thirty (30) miles from the position set forth in Section 2 or your then-current business location. In the event that you believe Good Reason exists, then you must provide the Company with written notice no later than sixty (60) days after such condition that you claim constitutes Good Reason occurs, specifying the alleged Good Reason condition. The Company will have thirty (30) days to cure such condition and, if the Company has not cured such event or condition, you must terminate your services within thirty (30) days after the end of such thirty (30) day cure period unless you rescind the notice of Good Reason. The Company may place you on paid leave for up to ninety (90) days while it determines whether there is a basis to terminate your employment for Cause, which action will not constitute Good Reason. For the purposes of this Agreement, Good Reason is based on your duties, responsibilities, and authority as of immediately following the Closing Date.

h.	“Restricted Period” means the period in which you are employed or engaged by the Company and for a period of twelve (12) months thereafter.

i.	“Restricted Territory” means any state, city, county, territory or similar geographic subdivision where you had a presence or influence, or had engaged in the business related to the Company’s products, in the final two years of your employment with the Company.

j.	“Severance Benefits” means (a) an amount equal to your then Base Salary for twelve (12) months, less all applicable withholdings and deductions, to be paid in equal installments over a period of twelve (12) months in accordance with the Company’s regular payroll practices beginning on the Company’s first scheduled payroll date after the Release Effective Date (defined below), with the first installment including any amount that would otherwise have been due prior to the Release Effective Date and (b) if you timely elect continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), reimbursement for the monthly COBRA premiums paid by you for you and your dependents at a rate equal to the amount the Company would have paid if you remained an active employee of the Company; provided, however, that you shall only be eligible to receive such reimbursement until the earliest of: (i) the twelve (12) month anniversary of the termination date and (ii) the date on which you become eligible to receive substantially similar coverage from another employer or other source; (c) any earned but unpaid annual bonus for the fiscal year prior to the year in which the termination occurs, if any, payable if and when annual bonuses are paid to other senior executives of the Company; and (d) a prorated portion of the annual bonus payable with respect to the fiscal year in which such termination occurs, determined on a daily basis, based solely on the actual level of achievement of the applicable performance goals for such year, and payable if and when annual bonuses are paid to other senior executives of the Company; provided that if such termination occurs prior to the 6 month anniversary following the Closing Date, the full amount of the target bonus shall be payable to you on the Company’s first scheduled payroll date after the Release Effective Date.

16.	Assignment. Your obligations hereunder are personal, and you shall have no right to assign and shall not assign or purport to assign any rights or obligations under this Agreement. This Agreement may be freely assigned or transferred by the Company without your consent; and nothing in this Agreement shall prevent the consolidation, merger or sale of the Company or a sale of any or all or substantially all of its assets. Subject to the foregoing restriction on assignment by you, this Agreement shall inure to the benefit of and be binding upon each of the parties; the affiliates, officers, directors, agents, successors and assigns of the Company; and your heirs, devisees, spouses, legal representatives and successors.

17.	Severability. If any provision of this Agreement, including any of the Exhibits, shall be held by a court or arbitrator to be invalid, unenforceable, or void, such provision shall be enforced to the fullest extent permitted by law, and the remainder of this Agreement shall remain in full force and effect. In the event that the time period or scope of any provision is declared by a court or arbitrator of competent jurisdiction to exceed the maximum time period or scope that such court or arbitrator deems enforceable, then such court or arbitrator shall reduce the time period or scope to the maximum time period or scope permitted by law. You and the Company further agree that any arbitrator or court of competent jurisdiction is expressly authorized to modify any unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, by adding additional language to this Agreement, or by making such other modifications as it deems warranted to carry out the intent and agreement of you and the Company as embodied herein to the maximum extent permitted by law.

18.	Taxes. All amounts paid under this Agreement shall be paid less all applicable state and federal tax withholdings (if any) and any other withholdings required by any applicable jurisdiction or authorized by you.

19.	Governing Law. This Agreement, the legal relations between the parties, and any action, whether contractual or non-contractual, instituted by any party with respect to matters arising under or growing out of or in connection with or in respect of this Agreement shall be governed by and construed in accordance with the laws of the state where you principally reside and work, without regard to conflicts of law doctrines that require application of another law.

20.	Dispute Resolution. Any dispute, claim or controversy arising out of or relating to the PIIA and/or claims for misappropriation of trade secrets, breach of fiduciary duty or related tortious conduct, your breach of restrictive covenants, including non-competition or non-solicitation, shall (unless the Company elects arbitration) be brought and exclusively decided in the federal or state courts of the state where you principally reside and work, where you expressly agree to personal jurisdiction. All other disputes, claims or controversies between the parties shall be determined by arbitration in the state where you principally reside and work before a single arbitrator, who shall serve as a neutral, independent, and impartial arbitrator. The arbitration shall be administered by JAMS pursuant to its Employment Arbitration Rules and Procedures. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction. This clause shall not preclude any party from seeking provisional relief, such as injunctive or similar non-monetary equitable relief, injunctive or similar nonmonetary equitable relief in a court of competent jurisdiction. No arbitration will be deemed commenced, nor will the time to respond to any arbitration demand begin to run unless and until a party serves a notice of intent to arbitrate in the same manner as a summons or by registered or certified mail. The Parties shall maintain the confidential nature of the arbitration proceeding and the award rendered by the arbitrators, including the hearing, except as may be necessary to prepare for or conduct the arbitration hearing on the merits, or except as may be necessary in connection with a court application for a preliminary remedy, a judicial challenge to an award or its enforcement, or unless otherwise required by law or judicial decision. For the purposes of Rule 6 of the JAMS Employment Arbitration Rules and Procedures, the Parties agree that if more than one arbitration is filed with JAMS arising out of or relating to this Agreement, the PIIA or (in each case) the breach, termination, enforcement, interpretation or validity thereof, JAMS may consolidate such Arbitrations pursuant to Rule 6(e), notwithstanding the choice of law governing each such agreement. The parties agree that each will bear their own costs and attorneys’ fees, except that the arbitration panel will have the authority to award statutory prevailing party fees if applicable. The decision of the arbitrator shall otherwise be final and binding on the parties, except as otherwise provided by law. The parties understand and agree that by entering into this agreement to arbitrate, they are waiving the right to a trial by jury.

21.	Survival. You agree that any and all of your obligations under this Agreement shall survive the termination of employment and the termination of this Agreement.

22.	Entire Agreement. This Agreement (including its Exhibits) are intended to be the final, complete, and exclusive statement of the terms of your employment by the Company and may not be contradicted by evidence of any prior or contemporaneous statements or agreements. This Agreement supersedes all prior and contemporaneous agreements of the parties hereto that directly or indirectly bears upon the subject matter hereof, including, but not limited to the Prior Employment Agreement and any amendments thereto. For avoidance of doubt, for the purposes of this Agreement, Good Reason is based on your duties, responsibilities, and authority as of immediately following the Closing Date. Any changes in your title, duties, responsibilities, or authorities as a result of, or in connection with, the Transactions shall not constitute “Good Reason” as such term was defined in the Prior Employment Agreement, any amendments thereto or any other related agreements entered into as part of your employment. To the extent that the practices, policies or procedures of the Company, now or in the future, apply to you and are inconsistent with the terms of this Agreement, the provisions of this Agreement shall control. Any subsequent change in your duties, position, or compensation will not affect the validity or scope of this Agreement. In the event of a conflict between this Agreement and an Exhibit, the agreement that provides the most protection to the Company will control.

We hope that you find the foregoing terms acceptable. You may indicate your agreement with these terms and accept this offer by signing and dating both the offer letter below and Exhibit A, and returning them to Alex Clavel. This offer is valid until March 31, 2023.

Sincerely,

Signature:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	CEO, Backgammon Acquisition Corp.

I have read this Agreement and accept the Company’s offer of employment pursuant to the terms of the Agreement:

Signature                    /s/ Steven Johnson                    Date           March 24, 2023